DEER CONSUMER PRODUCTS, INC.
Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan,
Shenzhen, China 518057
(86) 755-8602-8285

May 26, 2010

VIA EDGAR

Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Deer Consumer Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 2, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
File No. 001-34407

Dear Mr. Spirgel:

This letter responds to the Staff’s comment letter, dated May 19, 2010, to Deer Consumer Products, Inc. (the “Company”) regarding the above-captioned filings of the Company. Page references in our responses correspond to the Form 10-K filing made on March 2, 2010, as referenced in the Staff’s comment letter. Please note that, for the Staff’s convenience, each of the Staff’s comments is reproduced and the Company’s response to each comment follows immediately thereafter.

Risks Related to Our Business, page 12

1.	Refer to your disclosure on page 18. Please describe the nature and amount of the liabilities that were transferred to a third party pursuant to the Share Exchange Agreement.

Response:

No material liabilities were transferred to any third party pursuant to the Share Exchange Agreement. Section 8.3(m) provides that, “As of the Closing Date, Purchaser shall not have any debts or liabilities and shall not have any liens recorded against its properties or assets.” In order to facilitate the timely closing of the transactions, Crescent Liu assumed certain de minimis costs of Tag Events, which were paid after the closing of the transaction.

Securities and Exchange Commission
May 26, 2010

2.	Refer to your disclosure on page 22. Tell us how you determined the appropriate accounting treatment for the acquisition of 100% of the equity interest in Winder.

Response:

In April 2008, Deer International, a BVI company, acquired 100% of Winder from 50HZ Electric Limited.  The principal purpose of this transaction was to transfer the ownership of Winder from a Chinese company to a non-Chinese company in anticipation of the reverse merger transaction with a U.S. publicly traded company.  Deer International was incorporated for the express purpose of acquiring the shares of Winder.  Deer International has no operations, liabilities or assets other than the shares of Winder.  The stockholders of Deer International and the shareholders of 50HZ are the same individuals.  There was no consideration exchanged in the transaction.  This was a transaction between entities under common control; therefore, it was accounted for similar to a pooling of interest resulting in the account balances of Winder being recorded at historical cost.

3.
Refer to your disclosure on page 23.  We note that your PRC resident beneficial owners, including your Chairman, have not registered with the local SAFE branch.  Please revise your disclosure to explain why they have not done so and whether you believe they intend to do so.  Also explain how you determined whether a liability has been incurred by the company as a result of their noncompliance.  Disclose whether the company is in compliance with the SAFE registration procedures for employee stock ownership plans and share options, if applicable.

Response:

We do not believe that the Company has incurred a liability as a result of non-compliance with Circular 75 under SAFE registration procedures.

Our executive stockholders who are PRC residents have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures.

Because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.

Securities and Exchange Commission
May 26, 2010

Subject to the foregoing discussion, the Company is in compliance with the SAFE registration procedures for employee stock ownership plans and share options.  We note that all options granted to date have been to residents of the United States.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

4.
Refer to your discussion of revenues beginning on page 32.  In light of the global economic slowdown, on which you comment in a risk factor on page 12, please expand your discussion to provide more detailed analysis specifically identifying the reasons (e.g. new products, new agreements, entering new markets, increased advertising, changes in pricing, etc.) behind the significant increases in revenue the company has experienced.  Please be very specific in your response.  For instance, you mention increased marketing efforts, particularly in China, but even US revenue increased 49% in 2009 and 108% during the first quarter of 2010.  Please address this in your response, and explain why you believe that the concerns raised in you risk factor on page 12 have not resulted in decreased revenues, and instead, significantly higher revenues.

Response:

A portion of our expected revenue did decrease due to the economic slowdown in the U.S. and Europe. Our revenues in the fourth quarter of 2008 and the first quarter of 2009 in these geographic areas were lower than our expectation. The fourth quarter is typically our best quarter and can account for as much as 40% of our annual sales due to greater volume for Christmas in the U.S. and the European market. Yet in the fourth quarter of 2008, our sales were only $11.7 million or roughly 27% of our annual sales. In the first quarter of 2009, our sales were $6.9 million versus $9.1 million for the first quarter of 2008, or a 24% drop in revenue. Our revenues in Europe and North America decreased during the financial crisis as retailers reduced their inventory levels.

However, our revenue also increased in 2009 due to an increase by retailers of their inventory levels commencing in the second quarter of 2009 because retailers realized their inventories were too low relative to consumer demand. At that time, many of our smaller competitors who did not have our capital strength, economies of scale, and our low cost production abilities went out of business. Our U.S. revenue increased 49% in 2009, which we largely attribute to a gain in market share from our competitors in 2009 as the demand for our products came back. A weak fourth quarter in 2008 reduced our expected 2008 results. In 2009, the economic environment improved, but our first quarter was still weaker than expected. Our revenue increased 108% in the first quarter of 2010 largely due to improved demand, with Deer continuing to gain market share and experiencing improved revenues when compared to the weak first quarter of 2009.

Securities and Exchange Commission
May 26, 2010

Item 9. Directors, Executive Officers and Corporate Governance, page 37

5.
Please revise future filings to provide, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure.   Please refer to Item 401(e)(1) of Regulation S-K, and SEC Release No. 33-9089.

Response:

We acknowledge the foregoing comment and undertake to provide the required disclosure in future filings.

Item 10. Executive Compensation, page 41

6.
We note that you have elected to follow the scaled disclosure requirements for smaller reporting companies with respect to the disclosure required by Item 402 of Regulation S-K.  In future filings, please provide your Summary Compensation Disclosure in the format provided at Item 402(n) of Regulation S-K.

Response:

We acknowledge the foregoing comment and undertake to provide the required disclosure in future filings.

Financial Information of Registrant

7.
In light of the capital outflow policies in China that may restrict the ability of your PRC subsidiaries from paying dividends described in the Risk Factor on page 26, as well as other restrictions such as the SAFE regulations described on page 23, it appears you should provide condensed financial information of the registrant pursuant to 5-04 of Regulation S-X.  It appears it may also be necessary for you to provide the disclosures required pursuant to 4-08(e) of Regulation S-X.  Please revise accordingly or advise us.

Response:

Our ability to pay a dividend to our shareholders is principally dependent on our wholly-owned Chinese subsidiaries paying a dividend to us.  Although there are complex regulations for the movement of capital out of China, we do not believe that we are materially restricted as to the payment of dividends to our shareholders.  Therefore we do not believe the disclosure requirements of 4-08(e) of Regulation S-X apply and, accordingly, the financial information required pursuant to 5-04 do not apply.

Securities and Exchange Commission
May 26, 2010

Revenue Recognition, page F-11

8.	Please revise your disclosure to clarify whether you recognize revenue when your products are shipped, or when delivery is completed, and why.

Response:

We recognize revenue when our products are shipped, FOB factory, as is the common industry practice.

Note 7 – Stockholder’s Equity, page F-14

9.	Please disclose and tell us the nature of the intangible asset transferred to the company from a related party.

Response:

The description and nature of the intangible asset transferred to the Company from the related parties is disclosed under the caption in Item 1. “Business Section--Intellectual Property,” which states:

“We and our subsidiaries have historically licensed the right to use patents from various parties, including from our Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd. In December 2008, we entered into transfer agreements that intended to transfer the ownership of patents and trademarks used by the Company from its Chairman, Mr. Ying He, his brother, Mr. Famin He, Shenzhen De Mei Long Electric Appliances Co., Ltd. and Shenzhen Kafu Industrial Co., Ltd., to Winder. Winder has entered into a supplemental agreement to these transfer agreements to clarify that a license of the use of the patents and trademarks to Winder has and will continue on a perpetual, exclusive, world-wide and royalty-free basis which may not be cancelled by the licensor or grantor until the registration of the ownership transfers of the patents and trademarks becomes effective.”

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Ying He
Ying He
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC